Exhibit 99.1

FCA announces drawdown of revolving credit facility

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) (“FCA”) announced today that, in light of the continuing uncertainty relating to the impacts of COVID-19, it has drawn down its €6.25 billion revolving credit facility originally signed in June 2015 and amended in March 2019. These funds add to €1.5 billion drawn down from other bilateral credit facilities of the Group.

Earlier this month FCA had announced the successful syndication of a separate €3.5 billion credit facility entered into on 25 March 2020. This credit facility remains undrawn.

London, 21 April 2020

For further information:
Email: mediarelations@fcagroup.com
www.fcagroup.com